SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. _________)*

Torchlight Energy Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

89102U103

(CUSIP Number)

Robert Kenneth Dulin

8449 Greenwood Drive

Niwot, CO  80503

Telephone: (303) 884-5112

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 26, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box        .

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.	89102U103

1	NAMES OF REPORTING PERSONS:

Robert Kenneth Dulin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) .
(b) .

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC, PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

.

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

2,270,718 (1)
NUMBER OF
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON
WITH		2,270,718 (1)

	10	SHARED DISPOSITIVE POWER:

.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,270,718 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.14%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)  Includes (a) 66,860 shares of common stock held individually by Robert Kenneth Dulin; (b) 209,500 shares of common stock held in trust for the benefit of immediate family members of Mr. Dulin; (c) securities held by Sawtooth Properties, LLLP (“Sawtooth”), including (i) 535,074 shares of common stock, (ii) warrants that are exercisable into 421,285 shares of common stock and (iii) a promissory note that, as of June 18, 2013, is convertible into up to 102,857 shares of common stock; (d) securities held by another limited liability limited partnership (“LLLP2”), including (i) 125,000 shares of common stock, (ii) warrants that are exercisable into 121,000 shares of common stock and (iii) a promissory note that, as of June 18, 2013, is convertible into up to 30,000 shares of common stock; and (e) securities held by a limited liability company (“LLC1”), including (i) 120,000 shares of common stock, (ii) warrants that are exercisable into 436,285 shares of common stock and (iii) a promissory note that, as of June 18, 2013, is convertible into up to 102,857 shares of common stock.  Mr. Dulin is trustee/custodian of each of the trusts and/or accounts referenced in “(b)” above. Mr. Dulin is the Managing Partner of Sawtooth Properties, LLLP, the Managing Partner of LLLP2 and the Managing Member of LLC1.

CUSIP No.	89102U103

1	NAMES OF REPORTING PERSONS:

Sawtooth Properties, LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) .
(b) .

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

.

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Colorado

	7	SOLE VOTING POWER:

NUMBER OF		1,059,216 (2)
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,059,216 (2)
WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,059,216 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.41%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(2)  Includes (i) 535,074 shares of common stock, (ii) warrants that are exercisable into 421,285 shares of common stock and (iii) a promissory note that, as of June 18, 2013, is convertible into up to 102,857 shares of common stock.

Item 1.  Security and Issuer.

The class of equity securities to which this statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.001 per share, of Torchlight Energy Resources, Inc. (the “Issuer”), with its principal executive offices located at 5700 W. Plano Parkway, Suite 3600, Plano, Texas 75093.

Item 2.  Identity and Background.

(a)-(c) and (f):  The names of the persons filing this Statement are Robert Kenneth Dulin and Sawtooth Properties, LLLP (the “Reporting Persons”).  Robert Kenneth Dulin is a United States citizen, and his business address is 8449 Greenwood Drive, Niwot, Colorado 80503.  Mr. Dulin’s principal occupation is serving as Managing Partner of Sawtooth Properties, LLLP (“Sawtooth”).  Sawtooth is a Colorado limited liability limited partnership with its principal offices located at 8449 Greenwood Drive, Niwot, Colorado 80503.  Sawtooth is primarily engaged in the business of real estate brokerage and investment, asset management and private equity investment.

(d)–(e):  During the last five years, neither of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

In November 2010, the Issuer entered into and closed a Share Exchange Agreement (the “Exchange Agreement”) with certain stockholders of the Issuer, Torchlight Energy, Inc., a Nevada corporation (“TEI”), and the persons owning 100% of the outstanding capital stock of TEI (the “TEI Stockholders”).  At closing, the TEI Stockholders transferred their shares of common stock, representing 100% of the common stock of TEI, to the Issuer in exchange for restricted shares of newly issued common stock of the Issuer.  Sawtooth and LLLP2 (as defined below in Item 5) were TEI Stockholders.  At closing of the Exchange Agreement, Sawtooth and LLLP2 exchanged their shares of common stock of TEI for 100,000 and 50,000, respectively, (post-split) restricted shares of the Issuer’s common stock (in December 2010, the Issuer effected a 4-for-1 forward split).

In March 2011, Sawtooth and LLLP2 each purchased 60,000 shares of common stock and 30,000 warrants in a private placement transaction.  Sawtooth and LLLP2 each paid consideration of $105,000 for the securities, which funds were taken from working capital of each respective company.

In May 2011, LLC1 purchased 90,000 shares of common stock and 45,000 warrants in a private placement transaction.  LLC1 paid consideration of $157,500 for the securities, which funds were taken from working capital of the company.

In January 2012, the Issuer issued 30,000, 15,000 and 30,000 shares of common stock to Sawtooth, LLLP2 and LLC1, respectively, as consideration for agreeing to extend certain promissory notes.

In March 2012, as consideration for agreeing to amend the terms of certain promissory notes, the Issuer issued 75,000 warrants to Sawtooth and 75,000 warrants to LLC1.

In November 2012, as consideration for agreeing to amend the terms of certain promissory notes, the Issuer issued 90,000 warrants to Sawtooth, 25,000 warrants to LLLP2 and 90,000 warrants to LLC1.

In December 2012, Sawtooth, LLLP2 and LLC1 exchanged certain promissory notes for 12% Series A Secured Convertible Promissory Notes (the “Series A Notes”).  The principal amount of the Series A Note received by Sawtooth, LLLP2 and LLC1 was $180,000, $52,500 and $180,000, respectively.  Each of the Series A Notes is convertible into shares of the Issuer’s common stock at a conversion price of $1.75 per share.  The Series A Notes were issued as part of a unit that also included Series A Warrants to purchase common stock, and Sawtooth, LLLP2 and LLC1 received 20,571, 6,000 and 20,571 Series A Warrants, respectively.  The original funds for the promissory notes that were exchanged were taken from working capital of each respective company.

Also in December 2012, as consideration for agreeing to release certain collateral, the Issuer issued a total of 205,074 warrants to Sawtooth, 60,000 warrants to LLLP2 and 205,074 warrants to LLC1.

During 2011, 2012 and 2013, Sawtooth has purchased a total of 345,074 shares of common stock for aggregate consideration of $390,755.

During 2011, 2012 and 2013, Mr. Dulin has purchased a total of 66,860 shares of common stock in his individual accounts for aggregate consideration of $140,397.

During 2011, 2012 and 2013, trust/custodial accounts for which Mr. Dulin is trustee/custodian have purchased a total of 209,500 shares of common stock for aggregate consideration of $244,978.

Item 4.  Purpose of Transaction.

Each of the Reporting Persons acquired its respective securities of the Issuer for investment purposes.  From time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer including, without limitation, (i) to hold the securities as a passive investor or as an active investor (including as a member of a “group” with other beneficial owners of the Issuer’s securities), (ii) to acquire beneficial ownership of additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise, (iii) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D (including, without limitation, a change in the present composition of the Board of Directors of the Issuer and to fill any then existing vacancies on such Board), (iv) to enter into agreements with potential business combination partners to facilitate a transaction with the Issuer or (v) to change their intention with respect to any or all of the matters referred to above or in Item 4 of Schedule 13D. The Reporting Persons’ decisions and actions with respect to such possibilities will depend upon a number of factors, including, without limitation, the actions of the Issuer with respect to the potential acquisitions or business combinations, market activity in the Issuer’s securities, an evaluation of the Issuer and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Persons and other factors which the Reporting Persons may deem relevant to their investment decisions.

Except as set forth above, neither of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)

As of the date of this Statement:

(1)

Robert Kenneth Dulin beneficially owns 2,270,718 shares of common stock, representing 15.14% of the Issuer’s issued and outstanding common stock.  This amount includes (a) 66,860 shares of common stock held individually by Mr. Dulin; (b) 209,500 shares of common stock held in trust for the benefit of immediate family members of Mr. Dulin; (c) securities held by Sawtooth Properties, LLLP (“Sawtooth”), including (i) 535,074 shares of common stock, (ii) warrants that are exercisable into 421,285 shares of common stock and (iii) a promissory note that, as of June 18, 2013, is convertible into up to 102,857 shares of common stock;  (d) securities held by another limited liability limited partnership (“LLLP2”), including (i) 125,000 shares of common stock, (ii) warrants that are exercisable into 121,000 shares of common stock and (iii) a promissory note that, as of June 18, 2013, is convertible into up to 30,000 shares of common stock; and (e) securities held by a limited liability company (“LLC1”), including (i) 120,000 shares of common stock, (ii) warrants that are exercisable into 436,285 shares of common stock and (iii) a promissory note that, as of June 18, 2013, is convertible into up to 102,857 shares of common stock.  Mr. Dulin is trustee/custodian of each of the trusts and/or accounts referenced in “(b)” above. Mr. Dulin is the Managing Partner of Sawtooth, the Managing Partner of LLLP2 and the Managing Member of LLC1.

(2)

Sawtooth beneficially owns 1,059,216 shares of common stock, representing 7.41% of the Issuer’s issued and outstanding common stock.  This amount includes (i) 535,074 shares of common stock, (ii) warrants that are exercisable into 421,285 shares of common stock and (iii) a promissory note that, as of June 18, 2013, is convertible into up to 102,857 shares of common stock.

The percentages set forth in this response are based on the 13,779,815 shares of common stock outstanding as of May 9, 2013, as reported by the Issuer in its Form 10-Q filed on May 15, 2013.

(b)

Mr. Dulin has sole power to vote or direct the vote of and to dispose or direct the disposition of the 2,270,718 shares of common stock beneficially owned by him.  Sawtooth has sole power to vote or direct the vote of and to dispose or direct the disposition of the 1,059,216 shares of common stock owned by it.

(c)

Neither of the Reporting Persons has effected any transactions in the Issuer’s common stock (or securities convertible or exercisable into the Issuer’s common stock) during the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated:  July 8, 2013

By: /s/ Robert Kenneth Dulin

Robert Kenneth Dulin, individually

Sawtooth Properties, LLLP

By: /s/ Robert Kenneth Dulin

Robert Kenneth Dulin

Managing Partner

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.001 per share, of Torchlight Energy Resources, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing.  In evidence thereof, the undersigned hereby execute this agreement.

Dated:  July 8, 2013

By: /s/ Robert Kenneth Dulin

Robert Kenneth Dulin, individually

Sawtooth Properties, LLLP

By: /s/ Robert Kenneth Dulin

Robert Kenneth Dulin

Managing Partner